Exhibit 99.5

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months periods ended December 31, 2012 and 2011
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars)

	Notes	December 31, 2012	March 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	21	$69,018	$109,960
Short-term investments		61,290	44,551
Accounts receivable		2,619	12,904
Inventories	3	7,771	7,006
Due from related parties	11	104	679
Prepaids and deposits		4,460	5,210
Assets held for sale	22	3,355	-
		148,617	180,310

Non-current Assets
Long term prepaids and deposits		1,911	6,015
Investment in an associate	4	6,626	15,872
Other investments	5	41,240	45,757
Plant and equipment	6	97,280	68,788
Mineral rights and properties	7	304,358	258,521
Deferred income tax assets		-	171
TOTAL ASSETS		$600,032	$575,434

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$36,127	$23,590
Deposits received		6,931	7,268
Dividends payable		4,291	4,271
Income tax payable		4,661	5,082
Liabilities held for sale	22	71	-
		52,081	40,211

Non-current Liabilities
Deferred income tax liabilities		23,353	19,991
Environmental rehabilitation		4,535	4,400
Total Liabilities		79,969	64,602

Equity
Share capital		233,030	232,678
Share option reserve		7,593	5,552
Reserves		24,717	24,717
Accumulated other comprehensive income	9	25,073	25,285
Retained earnings		153,660	145,580
Total equity attributable to the equity holders of the Company		444,073	433,812

Non-controlling interests	10	75,990	77,020
Total Equity		520,063	510,832

TOTAL LIABILITIES AND EQUITY		$600,032	$575,434
Commitments	20

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2012	2011	2012	2011

Sales		$58,717	$61,876	$148,475	$193,650
Cost of sales	12	21,241	18,326	56,681	46,820
Gross profit		37,476	43,550	91,794	146,830

General and administrative	13	6,445	6,681	19,482	19,082
General exploration and property investigation		1,345	449	3,198	3,450
Other taxes	14	854	953	2,502	3,130
Foreign exchange (gain) loss		(697)	451	(332)	(309)
Loss (gain) on disposal of plant and equipment		60	(5)	85	248
Income from operations		29,469	35,021	66,859	121,229

Share of loss in associate	4	(42)	(137)	(231)	(45)
Impairment on associate	4	(9,640)	-	(9,640)	-
Write down of inventories	3	-	-	(348)	-
(Loss) gain on investments	5	(78)	1,543	(671)	(286)
Other income		214	1,316	382	1,617
Income before finance items and income taxes		19,923	37,743	56,351	122,515

Finance income	15	999	936	2,841	2,716
Finance costs	15	(24)	(22)	(69)	(68)
Income before income taxes		20,898	38,657	59,123	125,163

Income tax expense	16	10,267	11,631	25,471	37,991
Net income		$10,631	$27,026	$33,652	$87,172

Attributable to:
Equity holders of the Company		$5,236	$20,025	$20,850	$64,138
Non-controlling interests	10	5,395	7,001	12,802	23,034
		$10,631	$27,026	$33,652	$87,172

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.03	$0.12	$0.12	$0.37
Diluted earnings per share		$0.03	$0.12	$0.12	$0.37
Weighted Average Number of Shares Outstanding - Basic		170,748,449	170,612,865	170,720,668	173,095,228
Weighted Average Number of Shares Outstanding - Diluted		171,072,001	171,279,402	171,072,034	173,851,015

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2012	2011	2012	2011

Net income	$10,631	$27,026	$33,652	$87,172
Other comprehensive income, net of taxes:
Unrealized (loss) gain on equity investments designated as FVTOCI, net of tax of $nil	(711)	4,033	(4,085)	(154)
Currency translation adjustment, net of tax of $nil	2,259	8,725	4,653	8,743
Other comprehensive income, net of taxes	1,548	12,758	568	8,589
Total comprehensive income, net of taxes	$12,179	$39,784	$34,220	$95,761

Attributable to:
Equity holders of the Company	$6,111	$31,283	$20,638	$69,694
Non-controlling interests	6,068	8,501	13,582	$26,067
	$12,179	$39,784	$34,220	$95,761

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2012	2011	2012	2011
Cash provided by
Operating activities
Net income		$10,631	$27,026	$33,652	$87,172
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation		24	24	69	70
Depreciation, amortization and depletion		4,463	4,065	11,653	9,946
Share of loss in associate		42	137	231	45
Impairment on associate		9,640	-	9,640	-
Write down of inventories		-	-	348	-
Income tax expense	16	10,267	11,631	25,471	37,991
Loss (gain) on investments		78	(1,543)	671	286
Loss (gain) on disposal of plant and equipment		60	(5)	85	248
Share based compensation		546	767	2,154	2,386
Income tax paid		(7,948)	(8,871)	(22,323)	(25,661)
Changes in non-cash operating working capital	21	20	(1,664)	9,341	(11,802)
Net cash provided by operating activities		27,823	31,567	70,992	100,681

Investing activities
Mineral rights and properties
Capital expenditures		(15,442)	(17,761)	(41,855)	(31,462)
Plant and equipment
Additions		(10,990)	(9,251)	(24,475)	(19,401)
Other investments
Acquisition		-	-	(595)	(1,020)
Net redemptions (purchases) of short-term investments		(13,884)	5,639	(16,239)	13,459
Acquisition of Zhongxing/Chuanxin (net of cash acquired, $20)		-	(1,144)	-	(4,547)
Acquisition of SX Gold (net of cash acquired, $554)		-	(11,112)	-	(11,112)
Payment of debts assumed from acquisition		-	(16,095)	-	(16,095)
Changes in long term prepaids and deposits		3,852	18,342	(248)	(2,753)
Net cash used in investing activities		(36,464)	(31,382)	(83,412)	(72,931)

Financing activities
Net repayment from (advance to) related parties		297	8,275	607	(4,015)
Non-controlling interests
Contribution		-	361	-	5,519
Distribution	10	(7,224)	(13,804)	(14,612)	(13,804)
Cash dividends distributed		(4,295)	(3,381)	(12,820)	(10,686)
Proceeds from issuance of common shares		126	45	239	996
Common shares repurchased as part of normal course issuer bid		-	-	-	(35,380)
Net cash used in financing activities		(11,096)	(8,504)	(26,586)	(57,370)

Effect of exchange rate changes on cash and cash equivalents		1,239	5,410	(118)	3,530

Decrease in cash and cash equivalents		(18,498)	(2,909)	(39,124)	(26,090)

Cash and cash equivalents, beginning of the period		89,334	124,043	109,960	147,224
Cash and cash equivalents included in held for sale assets	22	(1,818)	-	(1,818)	-

Cash and cash equivalents, end of the period		$69,018	$121,134	$69,018	$121,134

Supplementary cash flow information	21

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
				Share		Accumulated other		Total equity attributable	Non-
		Number of		option		comprehensive	Retained	to the equity holders of	controlling
	Notes	shares	Amount	reserve	Reserves	income	earnings	the Company	interests	Total equity
Balance, April 1, 2011		174,925,709	$266,081	$3,131	$24,717	$19,362	$87,326	$400,617	$53,060	$453,677
Options exercised		160,444	1,497	(501)	-	-	-	996	-	996
Share based compensation		-	-	2,386	-	-	-	2,386	-	2,386
Common shares repurchased as part of normal course issuer bid		(4,468,012)	(35,275)	-	-	-	-	(35,275)	-	(35,275)
Transaction costs		-	(105)	-	-	-	-	(105)	-	(105)
Unrealized loss on equity investments designated as FVTOCI, net of taxes of $nil		-	-	-	-	(154)	-	(154)	-	(154)
Cash dividends		-	-	-	-	-	(11,313)	(11,313)	-	(11,313)
Acquisition of ZX/CX		-	-	-	-	-	-	-	523	523
Acquisition of SX Gold		-	-	-	-	-	-	-	753	753
Contribution from non-controlling interests		-	-	-	-	-	-	-	5,519	5,519
Distribution to non-controlling interests		-	-	-	-	-	-	-	(13,804)	(13,804)
Net income		-	-	-	-	-	64,138	64,138	23,034	87,172
Currency translation adjustment		-	-	-	-	5,710	-	5,710	3,033	8,743
Balance, December 31, 2011		170,618,141	$232,198	$5,016	$24,717	$24,918	$140,151	$427,000	$72,118	$499,118
Options exercised		63,833	480	(172)	-	-	-	308	-	308
Share based compensation		-	-	708	-	-	-	708	-	708
Unrealized loss on equity investments designated as FVTOCI, net of taxes of $nil		-	-	-	-	(445)	-	(445)	-	(445)
Cash dividends		-	-	-	-	-	(4,271)	(4,271)	-	(4,271)
Acquisition of ZX/CX		-	-	-	-	-	-	-	813	813
Net income		-	-	-	-	-	9,700	9,700	4,356	14,056
Currency translation adjustment		-	-	-	-	812	-	812	(267)	545
Balance, March 31, 2012		170,681,974	$232,678	$5,552	$24,717	$25,285	$145,580	$433,812	$77,020	$510,832
Options exercised		84,084	352	(113)	-	-	-	239	-	239
Share based compensation		-	-	2,154	-	-	-	2,154	-	2,154
Unrealized loss on equity investments designated as FVTOCI, net of taxes of $nil		-	-	-	-	(4,085)	-	(4,085)	-	(4,085)
Cash dividends	8(c)	-	-	-	-	-	(12,770)	(12,770)	-	(12,770)
Distribution to non-controlling interests	10	-	-	-	-	-	-	-	(14,612)	(14,612)
Net income		-	-	-	-	-	20,850	20,850	12,802	33,652
Currency translation adjustment		-	-	-	-	3,873	-	3,873	780	4,653
Balance, December 31, 2012		170,766,058	$233,030	$7,593	$24,717	$25,073	$153,660	$444,073	$75,990	$520,063

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines are in China, with current exploration and development projects in China and Canada.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

The condensed consolidated interim financial statements of the Company as at and for the three and nine months ended December 31, 2012 were authorized for issue in accordance with a resolution of the Board of Directors dated on February 8, 2013.

Operating results for the three and nine months ended December 31, 2012 are not necessarily indicative of the results that may be expected for the year ending March 31, 2013.

Details of the Company’s significant subsidiaries are as follows:

			Proportion of ownership interest held
		Place of	December 31,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2012	2012	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	N/A
0875786 B.C. LTD.	Mining	Canada	100%	100%	Silvertip
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Qinghai Found Mining Co. Ltd. ("Qinghai Found")	Mining	China	82%	82%	RZY
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP
Zhongxing Mining Co., Ltd. ("ZX")	Mining	China	69.75%	69.75%	XBG
Chuanxin Mining Co., Ltd. ("CX")	Mining	China	69.75%	69.75%
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.50%	77.50%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	December 31,	March 31,
Name of associate	Principal activity	incorporation	2012	2012
New Pacific Metals Corp. ("NUX")	Mining	Canada	16.0%	14.8%

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2012. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2012, except for the changes in note 2(b).

(b)Change in Accounting Policy

In November 2009, the IASB introduced IFRS 9, Financial Instruments (“IFRS 9”), which is part of a project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement model for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Classification depends on the Company’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial instruments. Adoption of IFRS 9 is required for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company has elected to early adopt IFRS 9 and the related consequential amendments effective April 1, 2012, which was the date of initial application (“DOIA”). The Company retrospectively applied IFRS 9 to comparative periods’ financial statements.

The adoption of this new standard has had an impact on the classification of the Company’s financial instruments compared to the old standard under IAS 39. There were no quantitative changes as a result of adopting IFRS 9.

Upon the initial adoption of IFRS 9, the following changes in classification of the Company’s financial instruments were applied:

Financial Assets:	IAS 39	IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Accounts receivable	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Short term investments	Available-for-sale	Amortized cost
Equity investments	Available-for-sale	FVTOCI
Warrants	FVTPL	FVTPL

Financial Liabilities:	IAS 39	IFRS 9
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Dividends payable	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s accounting policies for financial instruments under IFRS 9 are as follow:

The Company applies IFRS 9 to the recognition and measurement of financial assets and liabilities.

Initial recognition:
On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), of which transaction costs are expensed as incurred.

Subsequent measurement of financial assets:
Subsequent measurement of financial assets depends on the classification of such assets.

I.	Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

	i.	The objective of the business model is to hold the financial asset for the collection of the cash flows; and
	ii.	All contractual cash flows represent only principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II.	Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate it as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Financial assets classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company's right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

Impairment of financial assets carried at amortized cost:
The Company assesses at the end of each reporting period whether there is objective evidence that financial assets or group of financial assets measured at amortized cost are impaired. Impairment losses and reversal of impairment losses, if any, are recognized in profit or loss in the period they are incurred.

Subsequent measurement of financial liabilities:
Financial liabilities classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance costs.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.

The Company classifies its financial instruments as follows:

-	Financial assets classified as FVTPL: cash and cash equivalents and warrants;
-	Financial assets classified as FVTOCI: equity investments designated as FVTOCI;
-	Financial assets classified as amortized cost: short-term investments, accounts receivable and due from related parties;
-	Financial liabilities classified as amortized cost: accounts payable and accrued liabilities and dividends payable.

Derecognition of financial assets and financial liabilities:
A financial asset is derecognized when:

-	The rights to receive cash flows from the asset have expired; or
-	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

Gains and losses on derecognition of equity investments designated as FVTOCI (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently transferred to profit or loss, although the cumulative gain or loss may be transferred within equity.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the statement of income.

Offsetting of financial instruments:
Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Assets held for sale

A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for sale when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

(d)Accounting standards issued but not yet effective

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is still in the process of assessing the impact of the application of IFRS 10 and IFRS 12 on the consolidated financial statements.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is still in the process of assessing the impact of the application of IFRS 11 and IAS 28 on the consolidated financial statements.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	INVENTORIES

Inventories consist of the following:

	December 31, 2012	March 31, 2012
Direct smelting ore and stockpile ore	$2,629	$2,743
Concentrate inventory	1,366	1,233
Total stockpile and concentrate	3,995	3,976
Material and supplies	3,776	3,030
	$7,771	$7,006

The amount of inventories recognized as expenses during the three and nine months ended December 31, 2012 and 2011 were equivalent to the cost of sales.

For the three and nine months ended December 31, 2012, stockpile and concentrate inventory in the amount of $nil and $348, respectively, (for three and nine months ended December 31, 2011, $nil and $nil, respectively) were written down to its net realizable value.

4.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX (symbol: NUX). NUX is a related party of the Company by way of two common directors and officers.

As at December 31, 2012, the Company owned 10,806,300 common shares (March 31, 2012 - 9,956,300) of NUX, representing an ownership interest of 16.0% (March 31, 2012 – 14.8%).

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2011	9,402,100	$15,822	$19,640
Acquisition from market	554,200	662
Share of loss		(182)
Foreign exchange impact		(430)
Balance, March 31, 2012	9,956,300	$15,872	$9,367
Acquisition from market	850,000	595
Share of loss		(231)
Impairment		(9,640)
Foreign exchange impact		30
Balance, December 31, 2012	10,806,300	$6,626	$6,626

For the three and nine months ended December 31, 2012, impairment loss of $9,640 and $9,640, respectively (for three and nine months ended December 31, 2011, $nil and $nil, respectively) were

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

recognized due to a prolonged decline in NUX’s quoted market price. The Company’s investment in NUX was written down to the closing share price of NUX as at December 31, 2012.

5.	OTHER INVESTMENTS

		December 31, 2012	March 31, 2012

Equity investments designated as FVTOCI

Publicly-traded companies	(a)	$7,838	$11,890

Yongning Smelting Co. Ltd.	(b)	9,631	9,525

Jinduicheng Xise (Canada) Co. Ltd.	(c)	22,143	22,050

Warrants	(a)	1,628	2,292
		$41,240	$45,757

(a) Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants. Common shares are designated as FVTOCI and are measured at fair value on initial recognition and subsequent measurement. As of December 31, 2012, none of the shares held by the Company represented more than 10% of the respective outstanding shares of investees.

Warrants, by their nature, meet the definition of derivatives and are classified as FVTPL. The fair value of the warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. For the three and nine months ended December 31, 2012, fair value changes in the amount of $78 and $671, respectively, are recorded in loss on investments (for the three and nine months ended December 31, 2011 – gain (loss) of $1,543 and $(286), respectively).

Common shares:

		Accumulated mark-to-
		market gains included in
	Fair value	OCI
March 31, 2012	$11,890	$4,151
December 31, 2012	$7,838	$66

Warrants:

		Accumulated mark-to-market
	Fair value	gains included in net income
March 31, 2012	$2,292	$716
December 31, 2012	$1,628	$45

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”)

Yongning Smelting is a private company based in China. The Company invested in Yongning Smelting through its subsidiary Henan Found. As at December 31, 2012, the Company’s total investment in Yongning Smelting is $9,631 (RMB 60 million) (March 31, 2012 - $9,525, RMB 60 million), representing 15% (March 31, 2012 - 15%) of Yongning Smelting’s equity interest. The investment in Yongning is for long-term investment purpose and consists of common shares of Yongning.

(c) Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”)

Jinduicheng is a private mining company based in Canada. The Company invested in Jinduicheng through a private placement. As at December 31, 2012, the Company’s total investment in Jinduicheng is $22,143 (CAD$22 million) (March 31, 2012 - $22,050, CAD$22 million), representing 6% (March 31, 2012 - 6%) of Jinduicheng’s total equity interest. The investment in Jinduicheng is for long-term investment purpose and consists of common shares of Jinduicheng.

6.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land and	Office		Motor	Construction
Cost	building	equipment	Machinery	vehicle	in progress	Total
Balance as at March 31, 2012	$47,250	$3,051	$18,167	$5,570	$6,580	$80,618
Additions	3,745	1,248	2,855	626	23,393	31,867
Disposals	(12)	(15)	(55)	(188)	-	(270)
Reclassify from construction in progress	532	-	20	130	(682)	-
Reclassify to assets held for sale	-	(88)	(13)	(202)	-	(303)
Impact of foreign currency translation	566	40	237	66	356	1,265
Ending balance as at December 31, 2012	$52,081	$4,236	$21,211	$6,002	$29,647	$113,177

Accumulated depreciation and amortization
Balance as at March 31, 2012	$(4,370)	$(1,355)	$(4,193)	$(1,912)	$-	$(11,830)
Disposals	1	6	10	168	-	185
Depreciation and amortization	(1,556)	(441)	(1,587)	(723)	-	(4,307)
Reclassify to assets held for sale	-	62	8	157	-	227
Impact of foreign currency translation	(66)	(14)	(66)	(26)	-	(172)
Ending balance as at December 31, 2012	$(5,991)	$(1,742)	$(5,828)	$(2,336)	$-	$(15,897)

Carrying amounts
Balance as at March 31, 2012	$42,880	$1,696	$13,974	$3,658	$6,580	$68,788
Balance as at December 31, 2012	$46,090	$2,494	$15,383	$3,666	$29,647	$97,280

During the three and nine months ended December 31, 2012, certain plant and equipment were disposed of with proceeds of $nil (for the three and nine months ended December 31, 2011 - $nil) and loss of $60 and $85, respectively (for the three and nine months ended December 31, 2011 – (gain) loss of $(5) and $2480, respectively).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

Cost	Ying	TLP	HPG	LM	BYP	GC	XBG	XHP	RZY	Silvertip	Total
Balance as at March 31, 2012	$66,019	$14,043	$6,653	$11,374	$55,858	$76,980	$12,334	$13,564	$-	$27,137	$283,962
Capitalized expenditures	14,281	4,027	2,610	7,144	4,621	10,944	811	5,270	1,223	1,656	52,587
Reclassify to assets held for sale	-	-	-	-	-	-	-	-	(1,223)	-	(1,223)
Foreign currecy translation impact	915	207	107	216	682	991	147	217	-	122	3,604
Ending balance as at December 31, 2012	$81,215	$18,277	$9,370	$18,734	$61,161	$88,915	$13,292	$19,051	$-	$28,915	$338,930

Accumulated depletion
Balance as at March 31, 2012	$(18,531)	$(1,142)	$(1,536)	$(2,102)	$(2,064)	$-	$-	$(66)	$-	$-	$(25,441)
Depletion	(3,730)	(571)	(527)	(511)	(3,257)	-	-	(141)	-	-	(8,737)
Foreign currecy translation impact	(254)	(20)	(24)	(30)	(64)	-	-	(2)	-	-	(394)
Ending balance as at December 31, 2012	$(22,515)	$(1,733)	$(2,087)	$(2,643)	$(5,385)	$-	$-	$(209)	$-	$-	$(34,572)

Carrying amounts
Balance as at March 31, 2012	$47,488	$12,901	$5,117	$9,272	$53,794	$76,980	$12,334	$13,498	$-	$27,137	$258,521
Balance as at December 31, 2012	$58,700	$16,544	$7,283	$16,091	$55,776	$88,915	$13,292	$18,842	$-	$28,915	$304,358

Although the Company has taken steps to verify title to the mineral rights and properties in which it, through its subsidiaries, has an interest, in accordance with industry standards, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

8.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2012 were fully paid.

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, March 31, 2012	3,834,253	$7.23
Options granted	1,104,000	5.70
Options exercised	(84,084)	2.84
Options forfeited	(348,000)	8.50
Options expired	(388,500)	6.75
Balance, December 31, 2012	4,117,669	$6.85

During the nine months ended December 31, 2012, a total of 1,104,000 options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$5.35 - CAD$6.53 per share

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

subject to a vesting schedule over a four-year term with 6.25% options vesting every three months from the date of grant.

The fair value of stock options granted during the nine months ended December 31, 2012 and 2011 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended December 31,
	2012	2011
Risk free interest rate	1.15%	1.68%
Expected life of option in years	3.12 years	3.12 years
Expected volatility	62%	68%
Expected dividend yield	1.8%	1%
Estimated forfeiture rate	10%	10%
Weighted average share price	$5.70	$10.00

The weighted average grant date fair value of options granted during the nine months ended December 31, 2012 was CAD$2.18 (nine months ended December 31, 2011 - CAD$4.39). Volatility was determined based on the historical volatility over the estimated life of options. For the three and nine months ended December 31, 2012, a total of $546 and $2,154, respectively (three and nine months ended December 31, 2011 - $767 and $2,386, respectively) in share based compensation expenses was recorded and included in the general and administrative expenses on the consolidated statements of income.

The following table summarizes information about stock options outstanding at December 31, 2012:

	Number of options			options
	outstanding at	Weighted average	Weighted average	exercisable at	Weighted average
Exercise price	December 31,	remaining contractual	exercise price in	December 31,	exercise price in
in CAD$	2012	life (Years)	CAD$	2012	CAD$
$9.05	13,700	0.04	$9.05	13,700	$9.05
7.54	25,000	0.36	7.54	25,000	7.54
5.99	197,500	0.50	5.99	197,500	5.99
3.05	60,000	0.75	3.05	60,000	3.05
2.65	537,001	1.30	2.65	537,001	2.65
7.00	305,500	2.01	7.00	278,999	7.00
7.40	178,250	2.30	7.40	147,082	7.40
8.23	336,437	2.75	8.23	164,937	8.23
12.16	208,781	3.01	12.16	91,224	12.16
14.96	181,500	3.27	14.96	68,062	14.96
9.20	255,000	3.43	9.20	79,696	9.20
7.27	296,000	3.90	7.27	74,000	7.27
6.69	446,000	4.18	6.69	83,631	6.69
6.53	299,000	4.46	6.53	37,376	6.53
5.35	397,000	4.60	5.35	24,818	5.35
5.40	381,000	4.92	5.40	-	-
$2.65-14.96	4,117,669	3.14	$6.85	1,883,026	$6.29

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Cash dividends declared and distributed

During the three and nine months ended December 31, 2012, dividends of $4,291 and $12,770, respectively (three and nine months ended December 31, 2011 - $4,194 and $11,313, respectively) were declared.

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	December 31, 2012	March 31, 2012
Unrealized gain on equity investments designated as FVTOCI	$66	$4,151
Currency translation adjustment	25,007	21,134
Balance, as at December 31, 2012	$25,073	$25,285

The unrealized gain on equity investments designated as FVTOCI and on currency translation adjustment are net of tax nil for all periods presented.

10.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

							Total
							excluding	Qinghai
			Henan		Guangdong		held for sale	Found - held
	Henan Found	ZX/CX	Huawei	Yunxiang	Found	SX Gold	assets	for sale	Total
Balance, March 31, 2011	$39,430	$-	$1,364	$11,174	$1,103	$-	$53,071	$(11)	$53,060
Share of net income (loss)	25,247	66	2,321	137	(19)	(278)	27,474	(84)	27,390
Share of other comprehensive income	1,821	62	97	559	189	26	2,754	12	2,766
Acquisition of Zhongxing/Chuanxin	(2,706)	4,042	-	-	-	-	1,336	-	1,336
Acquisition of SX Gold	(5,150)	-	-	-	-	5,903	753	-	753
Contribution	-	940	-	3,655	924	-	5,519	-	5,519
Distribution	(13,804)	-	-	-	-	-	(13,804)	-	(13,804)
Balance, March 31, 2012	$44,838	$5,110	$3,782	$15,525	$2,197	$5,651	$77,103	$(83)	$77,020
Share of net income (loss)	10,942	(107)	2,031	415	(3)	(416)	12,862	(60)	12,802
Share of other comprehensive income (loss)	466	52	68	169	50	(21)	784	(4)	780
Distribution	(14,297)	-	(315)	-	-	-	(14,612)	-	(14,612)
Balance,December 31, 2012	$41,949	$5,055	$5,566	$16,109	$2,244	$5,214	$76,137	$(147)	$75,990

As at December 31, 2012, non-controlling interests in Henan Found, ZX, CX, Henan Huawei, Qinghai Found, Yunxiang, Guangdong Found and SX Gold were 22.5%, 30.25%, 30.25%, 20%, 18%, 30%, 5% and 22.5%, respectively.

11.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	December 31, 2012	March 31, 2012
NUX (a)	$22	$95
Henan Non-ferrous Geology Bureau (b)	50	17
Z.X. Zhu (e)	-	567
Henan Xinhui Mining Co., Ltd. (g)	32	-
	$104	$679

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2012, the Company recovered $135 and $405, respectively (for the three and nine months ended December 31, 2011 - $144 and $523, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three and nine months ended December 31, 2012, Henan Found paid dividends of $7,224 and $14,297, respectively (for the three and nine months ended December 31, 2011 - $13,804 and $13,804, respectively) to Henan Geology Bureau.

(c)

For the three and nine months ended December 31, 2012, the Company paid $102 and $295, respectively (for the three and nine months ended December 31, 2011 - $114 and $268, respectively) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)

For the three and nine months ended December 31, 2012, the Company paid $112 and $413, respectively (for the three and nine months ended December 30, 2011 - $149 and $320, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(e)	Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang.

(f)

The Company rents an office space (6,700 square feet) in Beijing from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. During the three and nine months ended December 31, 2012, total rents were $36 and $108, respectively (for the three and nine months ended December 31, 2011 - $36 and $108, respectively).

(g)

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. During the three and nine months ended December 31, 2012, Henan Huawei paid dividends of $nil and $315, respectively (for the three and nine months ended December 31, 2011 - $nil) to Henan Xinhui.

The balances with related parties are unsecured, non-interest bearing, and due on demand.

12.	COST OF SALES

Cost of sales consists of:

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Direct mining and milling cost	$17,119	$14,524	$46,114	$37,598
Depreciation, amortization and depletion	4,122	3,802	10,567	9,222
Cost of sales	$21,241	$18,326	$56,681	$46,820

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended December 31,		Nine months ended December 31,
General and administrative	2012	2011	2012	2011
Office and administrative expenses	$3,361	$2,937	$8,456	$8,044
Amortization and depreciation	341	265	1,086	725
Salaries and benefits	1,702	2,046	6,001	5,860
Share based compensation	546	767	2,154	2,386
Professional fees	495	666	1,785	2,067
	$6,445	$6,681	$19,482	$19,082

14.	OTHER TAXES

Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

15.	FINANCE ITEMS

Finance items consist of:

	Three months ended December 31,		Nine months ended December 31,
Finance income	2012	2011	2012	2011
Interest income	$999	$936	$2,841	$2,716

	Three months ended December 31,		Nine months ended December 31,
Finance costs	2012	2011	2012	2011
Interest expense	$-	$(2)	$-	$(2)
Unwinding of discount of environmental rehabilitation provision	$24	$24	$69	$70
	$24	$22	$69	$68

16.	INCOME TAX EXPENSE

Income tax expense consists of:

	Three months ended December 31,		Nine months ended December 31,
Income tax expense (recovery)	2012	2011	2012	2011
Current	$9,609	$14,370	$21,700	$35,223
Deferred	658	(2,739)	3,771	2,768
	$10,267	$11,631	$25,471	$37,991

17.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

18.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2012 and March 31, 2012, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$69,018	$-	$-	$69,018
Common shares of publicly traded companies	7,838	-	-	7,838
Yongning Smelting Co. Ltd.	-	-	9,631	9,631
Jinduicheng Xise (Canada) Co. Ltd.	-	-	22,143	22,143
Warrants	-	1,628	-	1,628

Fair value of the other financial instruments excluded from the table above approximates to their carrying amount as of December 31, 2012 and March 31, 2012, respectively.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	December 31, 2012	March 31, 2012
	Within a year
Accounts payable and accrued liabilities	$36,127	$23,590
Dividends payable	4,291	4,271
	$40,418	$27,861

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	December 31, 2012	March 31, 2012
Financial assets denominated in U.S. Dollars	$11,650	$18,510
Financial assets denominated in Chinese RMB	$125,590	$33,542

As at December 31, 2012, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.1 million.

As at December 31, 2012, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.1 million.

(d)Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2012.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at December 31, 2012 is considered to be immaterial.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at December 31, 2012, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $1 million.

19.	SEGMENTED INFORMATION

Operating segments are components of the Company whose separate financial information is available and that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker. The format for segment reporting is based on major project segments segregated by significant geographic locations. The project segments are determined based on the Company’s management and internal reporting structure as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
China
Henan Luoning	Henan Found and Henan Huawei	Ying, TLP, HPG and LM
ZX/CX	Zhongxing and Chuanxin	XBG
SX Gold	SX Gold	XHP
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Qinghai Found, Silvercorp Metals (China) Inc.	RZY
Canada
Silvertip	0875786 B.C. Ltd.	Silvertip
Head Office	Silvercorp Metals Inc.	N/A
Other Regions	BVI and Barbados' holding companies	N/A

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Geographic information for certain long-term assets are as follows:

December 31, 2012
			China				Canada
	Henan								Other	Total
Balance sheet items:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions

Plant and equipment	$40,189	$4,543	$8,532	$4,209	$35,833	$1,629	$1,641	$704	$-	$97,280
Mineral rights and properties	98,618	13,292	18,842	55,776	88,915	-	28,915	-	-	304,358
Investment in an associate	-	-	-	-	-	-	-	5,358	1,268	6,626
Other investments	9,631	-	-	-	-	-	-	30,780	829	41,240

March 31, 2012
			China				Canada
	Henan								Other	Total
									Regions
Balance sheet items:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office

Plant and equipment	$37,631	$4,646	$7,603	$3,488	$11,223	$1,746	$1,779	$662	$-	$68,778
Mineral rights and properties	74,778	12,334	13,498	53,794	76,980	-	27,137	-	-	258,521
Investment in an associate	-	-	-	-	-	-	-	15,206	666	15,872
Other investments	9,525	-	-	-	-	-	-	34,346	1,886	45,757

(b) Geographic information for operating results are as follows:

Three months ended December 31, 2012
	China						Canada
	Henan								Other	Total
Statement of operations:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$53,625	$-	$-	$5,092	$-	$-	$-	$-	$-	$58,717
Cost of sales	(18,368)	-	-	(2,873)	-	-	-	-	-	(21,241)
Gross profit	35,257	-	-	2,219	-	-	-	-	-	37,476

Operating income (expenses)	(4,657)	(128)	(477)	(504)	-	(542)	(12)	(2,296)	609	(8,007)
Other income (loss)	80	-	9	9	(2)	-	-	(9,642)	-	(9,546)
Finance items	1,063	13	(226)	-	(41)	6	1	2	157	975
Income tax expenses	(7,977)	-	-	(303)	-	(1)	-	-	(1,986)	(10,267)
Net income	$23,766	$(115)	$(694)	$1,421	$(43)	$(537)	$(11)	$(11,936)	$(1,220)	$10,631

Attributed to:
Equity holders of the Company	18,585	(81)	(537)	987	(41)	(510)	(11)	(11,936)	(1,220)	5,236
Non-controlling interests	5,181	(34)	(157)	434	(2)	(27)	-	-	-	5,395
Net income	$23,766	$(115)	$(694)	$1,421	$(43)	$(537)	$(11)	$(11,936)	$(1,220)	$10,631

Three months ended December 31, 2011
	China						Canada
	Henan								Other	Total
Statement of operations:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$58,797	$635	$-	$2,444	$-	$-	$-	$-	$-	$61,876
Cost of sales	(15,950)	(641)	-	(1,735)	-	-	-	-	-	(18,326)
Gross profit	42,847	(6)	-	709	-	-	-	-	-	43,550

Operating income (expenses)	(3,594)	(61)	(208)	(685)	546	(492)	(30)	(3,758)	(247)	(8,529)
Other income (loss)	1,340	-	-	(25)	(2)	-	-	1,413	(4)	2,722
Finance items	924	2	-	3	15	5	-	(36)	1	914
Income tax recovery (expenses)	(10,271)	-	-	177	-	-	-	-	(1,537)	(11,631)
Net income	$31,246	$(65)	$(208)	$179	$559	$(487)	$(30)	$(2,381)	$(1,787)	$27,026

Attributed to:
Equity holders of the Company	24,285	(45)	(208)	125	531	(465)	(30)	(2,381)	(1,787)	20,025
Non-controlling interests	6,961	(20)	-	54	28	(22)	-	-	-	7,001
Net income	$31,246	$(65)	$(208)	$179	$559	$(487)	$(30)	$(2,381)	$(1,787)	$27,026

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2012
	China						Canada
	Henan								Other	Total
Statement of operations:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip Head Office		Regions
Sales	$139,651	$-	$-	$8,824	$-	$-	$-	$-	$-	$148,475
Cost of sales	(51,072)	-	-	(5,609)	-	-	-	-	-	(56,681)
Gross profit	88,579	-	-	3,215	-	-	-	-	-	91,794

Operating income (expenses)	(11,469)	(396)	(1,223)	(1,427)	6	(1,568)	(50)	(9,256)	448	(24,935)
Other income (loss)	219	-	10	(334)	(40)	-	-	(10,361)	(2)	(10,508)
Finance items	2,800	43	(631)	3	(34)	268	1	84	238	2,772
Income tax expenses	(20,934)	-	(3)	(102)	-	(13)	-	-	(4,419)	(25,471)
Net income (loss)	$59,195	$(353)	$(1,847)	$1,355	$(68)	$(1,313)	$(49)	$(19,533)	$(3,735)	$33,652

Attributable to:
Equity holders of the Company	46,222	(246)	(1,431)	940	(65)	(1,253)	(49)	(19,533)	(3,735)	20,850
Non-controlling interests	12,973	(107)	(416)	415	(3)	(60)	-	-	-	12,802
Net income (loss)	$59,195	$(353)	$(1,847)	$1,355	$(68)	$(1,313)	$(49)	$(19,533)	$(3,735)	$33,652

Nine months ended December 31, 2011
	China						Canada
	Henan								Other	Total
Statement of operations:	Luoning	ZX/CX	SX Gold	Hunan Guangdong		Other	Silvertip Head Office		Regions
Sales	$187,662	$635	$-	$5,353	$-	$-	$-	$-	$-	$193,650
Cost of sales	(43,315)	(641)	-	(2,864)	-	-	-	-	-	(46,820)
Gross profit	144,347	(6)	-	2,489	-	-	-	-	-	146,830

Operating income (expenses)	(12,518)	(61)	(208)	(1,656)	(443)	(759)	(96)	(10,586)	726	(25,601)
Other income (loss)	1,557	-	-	(13)	(9)	-	-	(77)	(172)	1,286
Finance items	2,293	2	-	(18)	91	7	-	245	28	2,648
Income tax recovery (expenses)	(33,142)	-	-	288	-	-	-	-	(5,137)	(37,991)
Net income (loss)	$102,537	$(65)	$(208)	$1,090	$(361)	$(752)	$(96)	$(10,418)	$(4,555)	$87,172

Attributable to:
Equity holders of the Company	79,722	(45)	(208)	763	(343)	(682)	(96)	(10,418)	(4,555)	64,138
Non-controlling interests	22,815	(20)	-	327	(18)	(70)	-	-	-	23,034
Net income (loss)	$102,537	$(65)	$(208)	$1,090	$(361)	$(752)	$(96)	$(10,418)	$(4,555)	$87,172

(c) Sales by metal

The sales generated for the three and nine months ended December 31, 2012 and 2011 comprise:

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Silver (Ag)	$37,551	$38,855	$95,241	$128,588
Gold (Au)	6,467	3,674	12,561	8,506
Lead (Pb)	12,480	17,078	34,412	49,157
Zinc (Zn)	2,219	2,269	6,261	7,399
	$58,717	$61,876	$148,475	$193,650

(d) Major customers

During the nine months ended December 31, 2012, two major customers (nine months ended December 31, 2011 - four) accounted for 21% and 55%, respectively (nine months ended December 31, 2011 - 13% to 33%) and collectively 76% (Nine months ended December 31, 2011 - 80%) of the total sales of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

20.	COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$8,313	$196	$4,124	$3,993
Commitments	$8,178	$1,760	$-	$6,418

As of December 31, 2012, the Company has two office rental agreements totaling $8,313 for the next eleven years and commitments of $8,178 related to the GC property. For the three and nine months ended December 31, 2012, office lease payments of $132 and $539, respectively (for three and nine months ended December 31, 2011, $168 and $512, respectively) were paid and included in office and administrative expenses.

21.	SUPPLEMENTARY CASH FLOW INFORMATION

			December 31, 2012	March 31, 2012
Cash on hand and at bank			$55,734	$79,062
Bank term deposits and GICs			13,284	30,898
Total cash and cash equivalents			$69,018	$109,960

	Three Months Ended December 31,		Nine Months Ended December 31,
Net change in non-cash working capital	2012	2011	2012	2011
Accounts receivable	$315	$(3,015)	$9,966	$(3,992)
Inventory	446	(1,127)	(513)	(1,228)
Prepaid and deposits	1,224	(44)	845	(1,677)
Accounts payable and accrued liabilities	(1,349)	3,913	(642)	6,187
Income tax payable	(208)	(1,215)	147	(1,196)
Deposits received	(408)	(176)	(462)	(9,896)
	$20	$(1,664)	$9,341	$(11,802)

Non-cash transactions:
Additions of plant and equipment included in accounts payable and accrued liabilities	$5,963	$200	$7,062	$343
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$4,045	$(1,738)	$5,459	$2,073

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

22.	ASSETS AND LIABILITIES HELD FOR SALE

In December 2012, the Company signed a binding letter of agreement with NUX to sell 80% interest of its wholly owned subsidiary Fortress Mining Inc. and its 82% owned subsidiary Qinghai Found to NUX for a cash consideration of $3.5 million. The transaction is subject to approval from the Toronto Stock Exchange as at December 31, 2012. As a result of entering the above agreement, the Company has classified certain assets, liabilities and equity accounts as held for sale as follows:

Assets	December 31, 2012	March 31, 2012
Cash and cash equivalents	$1,818	$-
Accounts receivable	238	-
Plant and equipment	76	-
Mineral rights and properties	1,223	-
Assets held for sale	$3,355	$-

Liabilities
Accounts payable and accrued liabilities	$71	$-
Liabilities held for sale	$71	$-

Equity
Accumulated comprehensive income	$(36)	$-
Non-controlling interests	(147)	-
Amounts recognized directly in equity related to assets classified as held for sale	$(183)	$-